Filed Pursuant to Rule 424(b)(3)

Registration No. 333-295328

Registration No. 333-299968

PROSPECTUS SUPPLEMENT NO. 14

(TO PROSPECTUS DATED MAY 7, 2026)

Up to 50,000,000 Common Shares

TOP SHIPS INC.

This is a supplement (the “Prospectus Supplement”) to the prospectus, dated May 7, 2026 (as supplemented or amended from time to time, the “Prospectus”) of TOP Ships Inc. (the “Company”), which forms a part of the Company’s Registration Statement on Form F-1 (Registration Nos. 333-295328 and 333-299968), as amended from time to time.

This Prospectus Supplement is being filed to update and supplement the information included in the Prospectus with the information contained in the Company’s Report on Form 6-K, furnished to the U.S. Securities and Exchange Commission (the “Commission”) on November 13, 2026 (the “Form 6-K”). Accordingly, the Form 6-K is attached to this Prospectus Supplement.

This Prospectus Supplement should be read in conjunction with, and delivered with, the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement supersedes the information contained in the Prospectus.

This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements to it.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 7 of the Prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 13, 2026.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-37889

TOP SHIPS INC.
(Translation of registrant's name into English)

20 Iouliou Kaisara Str
19002, Paiania
Athens-Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On November 12, 2026, the Registrant issued a press release relating to the sale of two Chemical/Product Oil Tankers, a copy of which is attached hereto as Exhibit 99.1.

The Share Purchase Agreement

On November 9, 2026, TOP SHIPS Inc. (the “Company”) entered into a Share Purchase Agreement (the “SPA”) with Rubico Inc. (the “Buyer”), a related party, to sell 500 registered shares of each of Roman Shark II Inc. and Roman Shark X Inc. (each, an “SPV” and together, the “SPVs”), representing all of the issued and outstanding shares of each SPV. Each SPV has entered into a shipbuilding contract with Guangzhou Shipyard International Company Limited and China Shipbuilding Trading Co., Ltd. for the purchase of a 47,499 dwt chemical/product oil carrier. The tanker contracted for by Roman Shark II Inc. is scheduled for delivery in the fourth quarter of 2028. The tanker contracted for by Roman Shark X Inc. is scheduled for delivery in the fourth quarter of 2029.

The purchase price for all of the shares of the SPVs is $14.5 million (the “Purchase Price”) and is payable on the closing of the acquisition of the SPVs (the “Closing”), no later than March 31, 2027. The Buyer may elect to make a payment of any unpaid part of the Purchase Price for the SPVs in the form of newly issued Series G Perpetual Convertible Preferred Shares issued by the Buyer.

Pursuant to the SPA, to the extent the Buyer raises capital through the incurrence of debt or the issuance of any common stock, preferred stock, or other equity interest prior to the Closing, the Buyer shall be obligated to apply 100% of the net cash proceeds of such financing or equity raises directly toward the payment of the Purchase Price at Closing.

Each SPV has entered into a definitive sale and leaseback financing agreement (each, a “Financing”) with CIB Financial Leasing Co., LTD, a major Chinese leasing company. Each Financing is in an aggregate amount of 85% of the installments payable under the shipbuilding contract. The aggregate amount of pre-delivery installments payable under the shipbuilding contract is $45.2 million for each vessel, out of which $6.8 million per vessel has already been settled. Each Financing bears an interest rate of Term SOFR plus a margin of 1.80%. Under each Financing, upon delivery of each vessel, the Buyer will make quarterly installment payments of $0.5 million per vessel over a period of 10 years with balloon payments of $18.2 million per vessel payable together with the last installments. The Buyer and the Company will provide corporate guarantees in favor of the leasing company.

The sale was approved by a special committee composed of independent and disinterested members of the Company’s board of directors (the “Transaction Committee”). The Transaction Committee obtained a fairness opinion relating to the consideration of this transaction from an independent financial advisor.

The information contained in this Report is hereby incorporated by reference into the Registrant’s registration statements on Form F-3 (File Nos. 333-290238, 333-268475, 333-267545 and 333-299892).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP SHIPS INC.
(Registrant)

Date: November 13, 2026	/s/ Evangelos J. Pistiolis
Evangelos J. Pistiolis
Chief Executive Officer

EXHIBIT 99.1

Top Ships Announces Sale of Two Newbuilding MR Tankers for about $14.5 million

ATHENS, Greece, Nov. 12, 2026 (GLOBE NEWSWIRE) -- TOP Ships Inc. (the “Company” or “TOP Ships”) (NYSE American: TOPS), an international owner and operator of modern, fuel-efficient “ECO” tanker vessels, announced today that it has entered into an agreement with Rubico Inc., a related party, to sell 100% of the issued and outstanding shares of two Marshall Islands companies (the “SPVs”), each of which is party to a shipbuilding contract with Guangzhou Shipyard International Company Limited and China Shipbuilding Trading Co., Ltd. for the construction of a 47,499 dwt chemical/product oil carrier (the “Newbuilding MR Tankers”). The Newbuilding MR Tankers are scheduled for delivery in the fourth quarter of 2028 and the fourth quarter of 2029, respectively.

The aggregate selling price for 100% of the shares of the SPVs is approximately $14.5 million, payable at closing in cash or, at Rubico Inc.’s election, in whole or in part in Rubico Inc.’s Series G Perpetual Convertible Preferred Shares. The transaction is expected to close by March 31, 2027, subject to customary closing conditions.

The sale was approved by a special committee composed of independent and disinterested members of the Company’s board of directors, which obtained a fairness opinion with respect to the consideration to be received to sell the SPVs from an independent financial advisor.

About the Company

TOP Ships Inc. is an international owner and operator of ocean-going vessels focusing on modern, fuel-efficient eco tanker vessels transporting crude oil, petroleum products (clean and dirty) and bulk liquid chemicals. The Company’s tanker operating fleet has a total capacity of 857,000 dwt and consists of one 50,000 dwt product/chemical tanker, one 157,000 dwt Suezmax tanker, two 300,000 dwt VLCCs and, through a joint venture, 50% interests in two 50,000 dwt product tankers. The Company has entered into newbuilding contracts for ten 50,000 dwt MR newbuilding tankers scheduled for delivery from the second quarter of 2028 through the fourth quarter of 2029, two of which it has agreed to sell. In addition, the Company has entered into a share purchase agreement to acquire four shipowning companies that have entered into newbuilding contracts for four high-specification 50,000 dwt MR newbuilding tankers scheduled for delivery from the second quarter of 2029 through the first quarter of 2030, with closing being subject to customary closing conditions and the successful conclusion of the Financings by the Seller. The Company also owns the megayacht M/Y Para Bellvm, which it has announced its intention to divest. The Company is incorporated under the laws of the Republic of the Marshall Islands and has executive offices in Athens, Greece. Its common shares trade on the NYSE American under the symbol “TOPS”. For more information about TOP Ships Inc., visit its website: www.topships.org.

For further information please contact:

Alexandros Tsirikos

Chief Financial Officer

TOP Ships Inc.

Tel: +30 210 812 8107

Email: atsirikos@topships.org

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts, including statements regarding the sale of two newbuilding tankers and its expected closing, the expected delivery of our newbuilding vessels, the expected closing of the share purchase agreement to acquire four shipowning companies and our intention to divest the megayacht M/Y Para Bellvm.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect”, “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. Please see the Company’s filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.